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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
May 26, 2005

SHEER VENTURES INC.
 (Exact name of registrant as specified in its charter)

Nevada
 (State or other jurisdiction of incorporation)

000-50929	None
(Commission File No.)	(IRS Employer ID)

475 Howe Street
Suite 1030
Vancouver, British Columbia
Canada V6C 2B3
 (Address of principal executive offices and zip code)

(604) 683-5061
(Registrant's telephone number, including area code)

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On May 16, 2005, by Stock Purchase Agreement dated May 11, 2005, D.B. Management Ltd., a corporation (the "Seller") owned and controlled by Doug Berry, the president of Sheer Ventures Inc. (the "Company") entered into a contract with Caroline Emma Thomson, Daniel Stephen Gaunt, Christopher Ian Harvey, Benjamin Vernon Weller, Julian David Mark Lane, and Philipp Buschmann (collectively referred to herein as the "Purchasers") wherein the Purchasers acquired 1,940,000 shares of common stock from the Seller.

On May 16, 2005, by Stock Exchange Agreement dated May 11, 2005, the Company agreed to exchange 1,600,000 restricted shares of common stock in exchange for 1,600,000 shares of common stock of Ignis Petroleum Corporation, a Nevada corporation ("Ignis"). The 1,600,000 shares of Ignis constitutes all of the issued and outstanding shares of Ignis. Ignis is engaged in the business of oil and gas exploration, development and production.

As a result of the foregoing, the Company's board of directors, comprised solely of Doug Berry, elected to add to additional members to the board of directors. The two individuals are Philipp Buschmann and Michael P. Piazza.

After the foregoing transactions, the following persons owned more that 5% of the total outstanding shares of the Company's common stock:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Philipp Buschmann	764,000	11.24%
	122 Glouchester Terrace	Direct
Apt. 2
London, U.K. W26HP

Subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, Philipp Buschmann and Michael P. Piazza will be appointed to the board of directors and join the current sole director Doug Berry.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1.   There is currently one class of voting securities of The Company entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 6,800,000 shares of common stock outstanding. Each share is entitled to one vote.

2.   Security ownership of certain beneficial owners - The following sets forth persons owning more than 5% of the common stock of Company:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Philipp Buschmann	764,000	11.24%
	122 Glouchester Terrace	Direct
Apt. 2
London, U.K. W26HP

3.   Security ownership of management - The following sets forth as of May 25, 2005, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group. As of May 25, 2005 there are 6,800,000 shares of common stock outstanding:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Michael P. Piazza	President, Principal Executive	0	0.00%
		Officer, Treasurer, Principal	Direct
		Financial Officer, and Director

Common Stock	Philipp	Chief Operating Officer,	764,000	11.24%
	Buschmann	Secretary, and Director	Direct

Common Stock	Doug Berry	Director	60,000	0.88%
			Direct

All current officers			824,000	12.12%
and directors as a			Direct
group (3 persons)

4.   There are no arrangements, known to the Company, including any pledge by any person of securities of the Company, the operation of which may at a subsequent date result in a change in control of the Company.

5.   The transaction referred to herein occurred since the beginning of its last fiscal year.

6.   No officer, director or affiliate of the Company, or any owner of 5% or more of the common stock of the Company, or any associate of any such officer, director, affiliate or the Company or security holder is a party adverse to the Company or has a material interest adverse to the Company. The Company has one subsidiary corporation, Ignis Petroleum, Inc.

7.   The following is the business experience during the past five years of each director and each director nominee.

Current Directors

Mr. Doug Berry acted as our President, chief executive officer secretary, treasurer from inception on April 30, 2004 until May 24, 2005 and has been a member of the board of directors since our incorporation on April 30, 2004. Since 1994, Mr. Berry has been President of D.B. Management Ltd., a private British Columbia corporation that invests in start-up companies along with assisting in various consulting activities. From December 7, 2001 to April 17, 2004, Mr. Berry was President of Countryside Review Inc., a United States reporting company that intended to develop an online equestrian magazine dedicated to the equestrian lifestyle.

Director Nominees

Michael P. Piazza - Since May 9, 2005, Mr. Piazza has been President, Principal Executive Officer, Treasurer and Principal Financial Officer of the Company. Since May 2005, Mr. Piazza has been Chief Executive Officer of Ignis Petroleum, Inc., an oil and gas corporation located in Dallas, Texas. From March 2005 to April 2005, Mr. Piazza was unemployed. From August 2003 to February 2005 Mr. Piazza was Senior Vice President and Chief Financial Officer of Ranger Enterprises, Inc., a petroleum corporation located in Rockford, Illinois. From May 2001 to July 2003, Mr. Piazza was a principal with Elan Capital, LLC, a management and financial consulting firm located in Houston, Texas. From February 1996 to April 2001, Mr. Piazza was a senior manager with McKinsey & Company, Inc., a management consulting firm located in Houston, Texas. Mr. Piazza received a Bachelor of Science degree in engineering from the Massachusetts Institute of Technology; a Master of Science degree in engineering from the University of California at Berkeley; and, a Master of Business Administration degree from the Stern School at New York University.

Philipp Buschmann - Since May 25, 2005, Mr. Buschmann has been Chief Operating Officer and Secretary of the Company. Since April 2005, Mr. Buschmann has been Chief Operation Officer of Ignis Petroleum, Inc, an oil and gas corporation located in Dallas, Texas. From November 2004 to April 2005, Mr. Buschmann was engaged in start-up activities for Ignis Petroleum, Inc. From September 2003 to November 2004, Mr. Buschmann was a management consultant with Booz Allen Hampton located in London, United Kingdom. From July 2003 to September 2003, Mr. Buschmann was unemployed. From September 2001 to July 2003 was a student a London Business School and received a Master of Business Administration degree therefrom. From May 2002 to August 2002, Mr. Buschmann was a management consultant with Booz Allen Hampton located in London, United Kingdom. From February 2001 to September 2001, Mr. Buschmann was unemployed. From August 1998 to February 2001 was project manager for Razorfish, a corporation engaged in the business of IT consulting, located in Boston, Massachusetts.

8.   The Company has not been a party to any transaction since the beginning of the Company's fiscal year nor is the Company a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of the Company's common stock and any member of the immediate family of any of the foregoing other than as described above.

9.   None of the following have been or are currently indebted to the Company since the beginning of the Company's last fiscal year: any director of executive officer of The Company; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10.   Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish the Company with copies of all 16(a) Forms 3, 4 and 5 filed with the Securities and Exchange Commission pursuant to section 16(a) of the Securities Exchange Act of 1934. Based on review, Mr. Berry, the sole officer, director and owner of 10% or more of the outstanding shares of common stock, filed his Forms 3, 4 or 5 with the Securities and Exchange Commission. Messrs. Piazza and Buschmann have not filed their Forms 3, 4 or 5 but will do so upon appointment as directors of the Company.

11.   None of the officers, directors or director nominees, or owners of 10% or more of the common stock of The Company have had any of the relationships described in Item 404(b) of Reg. S-K.

12.   The Company does not have an audit committee or an audit committee financial expert. There were no meetings of the board of directors during the last twelve months other than two meetings. One meeting on May 16, 2005, approved the Stock Purchase Agreement and Stock Exchange Agreement referred to above. An another meeting on May 25, 2005, approved an amendment to the Company's bylaws. Mr. Berry, the sole director participated therein. All actions taken were taken without a meeting and a record of such was signed by Mr. Berry, the sole director.

13.   The following table sets forth the compensation paid to the Company's officers and directors during fiscal 2004, 2003 and 2002. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Stock	Options/SARs	Payouts	Compensation
Position [1]	Year	($)	($)	($)	Award(s) ($)	(#)	($)	($)

Doug Berry	2004	0	0	0	0	0	0	0
President	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

[1]     All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

The Company has not paid any compensation to any officers or directors since the end of its last fiscal year end of June 30, 2004.

The Company intends to enter into a written Employment Agreement with Mr. Piazza which will provide for an annual base salary of $120,000 per year. In addition, the agreement will provide for the issuance of up to 1,000,00 shares of restricted common stock per year for four (4) years based upon certain criteria. Presently, Ignis Petroleum Corporation, a wholly owned subsidiary, has a letter agreement with Mr. Piazza which provides for an annual salary of $120,000 which was entered into in April, 2005 with a commencement date of May 9, 2005. This letter agreement is terminable without cause by either party. Upon execution of a definitive Employment Agreement between the Company and Mr. Piazza. The letter agreement between Mr. Piazza and Ignis Petroleum Corporation will terminate.

In addition, the Company intends to pay Mr. Buschmann an annual salary of $120,000 in his capacity of Chief Operating Officer. The Company has no written agreement with Mr. Buschmann.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

Long-Term Incentive Plan Awards

The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, The Company's stock price, or any other measure.

Compensation of Directors

The Company intends to compensate Mr. Berry $18,000 per annum to serve as a director of the Company. The Company will not compensate either Mr. Buschmann or Mr. Piazza in their capacity as directors of the Company.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, The Company may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in The Company's best interest. In certain cases, The Company may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, The Company must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, The Company is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Company has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: May 26, 2005

SHEER VENTURES, INC.

BY:	/s/ Michael P. Piazza
Michael P. Piazza, President, Principal Executive Officer, Treasurer, Principal Accounting Officer and Principal Financial Officer